February 23, 2012

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Attn:  Matthew Cristino
202-551-3456
CrispinoM@sec.gov

Regarding MoneyMinding International Corporation
S-1 Registration File number 333-172231

Dear Sir(s):

As the sole officer and director of MoneyMinding International Corp. (formerly Dakville Corp.) and it’s subsidiary, MoneyMinding International Inc., I am writing on behalf of the shareholders and creditors to request a withdrawal of our S1 registration filed on February 14, 2011 pursuant to rule 477 of the Securities Act.  No securities have been sold in connection with the offering and the company was not required to file further forms or information in connection with this registration.  The company is pursuing alternate interests and all parties affected have been notified.  Any questions relating to the initial registration or the cancelation herein should be directed to myself only at 250-592-0457 or 1819 Stanley Ave. Victoria, BC. V8R 3X3

Thank you –

/s/ Tracy Piercy
Tracy Piercy
Founder